SCHEDULE 13G

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Under the Securities Exchange Act of 1934
(Amendment No. ________________)*

Patient Safety Technologies, Inc
(Name of Issuer)

Common Stock
(Title of Class of Securities)

70322H106
(CUSIP Number)

December 31, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The  remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and for any  subsequent  amendment  containing  information  which  would  alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of 1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION  CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND  UNLESS THE FORM DISPLAYS A CURRENTLY  VALID OMB CONTROL NUMBER.

CUSIP No. 70322H106	13G

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

	Compass Global Management, Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	5	SOLE VOTING POWER:

NUMBER OF		2,600,000

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,600,000

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,600,000 shares of common stock; warrants to acquire 1,000,000 shares of common stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.04% of issued common stock; 14.7% assuming warrants exercised

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No. 70322H106	13G

Item 1(a)	Name of Issuer:

Patient Safety Technologies, Inc

Item 1(b)	Address of Issuer’s Principal Executive Offices:

43460 Ridge Park Drive
Temecula, CA 92590

Item 2(a)	Name of Person Filing:

Compass Global Management, Ltd

Item 2(b)	Address of Principal Business Office or, if None, Residence:

Compass Global Management, Ltd. c/o M&C Corporate Services limited P.O. Box 309 GT, Ugland House South Church Street, Georgetown Grand Cayman, Cayman Islands

Item 2(c)	Citizenship:

Cayman Islands

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP Number:

70322H106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or (c), check whether the person filing is a: N/A

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b) ☐ Bank as defined in section 3(a)(6) of the Exchange Act.

(c) ☐ Insurance company as defined in section 3(a)(19) of the Exchange Act.

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940.

(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

CUSIP No. 70322H106	13G

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 1,600,000 shares of common stock; warrants to acquire 1,000,000 shares of common stock.

(b) Percent of class: 9.04% of issued common stock; 14.7% assuming warrants exercised.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote 1,600,000 shares of common stock; 2,600,000 shares assuming full exercise of warrants.

(ii) Shared power to vote or to direct the vote _______.

(iii) Sole power to dispose or to direct the disposition of 1,600,000 shares of common stock; 2,600,000 shares assuming full exercise of warrants.

(iv) Shared power to dispose or to direct the disposition of _______.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The entities listed in Item 4 above are investment funds the investors in which have the right to receive dividends, interest and the proceeds of sale of securities owned by such funds.

CUSIP No. 70322H106	13G

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Item 8.	Identification and Classification of Members of the Group.

Shareholders of Compass Global Management, Ltd are as follows: Marie Helene Plais---individual Dr. Yves Paul Cotrel---individual Elisabeth Gauzan---individual Dr. Yves Paul Cotrel, Nominee---Usufruct

Item 9.	Notice of Dissolution of Group.

Item 10.	Certification.

(a)	The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

February 6, 2008
(Date)

/s/ Thomas L Wallace
(Signature)

The original  statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized  representative  other than an executive officer  or   general   partner  of  the   filing   person,   evidence   of  the representative's  authority to sign on behalf of such person shall be filed with the  statement,  provided,  however,  that a power of attorney  for this purpose which is already on file with the Commission may be  incorporated  by reference. The name and any title of each person who signs the statement  shall be typed or printed beneath his signature.

NOTE:  Schedules  filed in paper format shall include a signed original and five copies of the  schedule,  including  all exhibits.  See  ss.240.13d-7  for other parties for whom copies are to be sent.

ATTENTION:  INTENTIONAL  MISSTATEMENTS  OR OMISSIONS OF FACT CONSTITUTE  FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)